March 11, 2019

Scott Sozio
Chief Executive Officer
MTech Acquisition Holdings Inc.
10124 Foxhurst Court
Orlando, FL 32836

       Re: MTech Acquisition Holdings Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed January 25, 2019
           File No. 333-228220

Dear Mr. Sozio:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 4, 2018 letter.

Amendment No.1 to Registration Statement on Form S-4 filed January 25, 2019

Background of the Business Combination, page 86

1. In your response to prior comment 9 on page 89, you indicate that the MJ Freeway management provided organic revenue growth projections estimated to be approximately
       50% for the next several years beyond 2019. Please provide us the basis for these organic growth projections. You indicate that the MJ Freeway projected growth is not based on entering new jurisdictions or new state government contracts. While MJ Freeway revenue grew by 87% in fiscal year 2018 from 2017, it appears much of this growth was related to your Washington and Pennsylvania Leaf Data Systems contracts.
 Scott Sozio
MTech Acquisition Holdings Inc.
March 11, 2019
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations of
MJF, page 144

2. Please revise to include a discussion and analysis of the two most recent fiscal years.
      Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.
       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,

FirstName LastNameScott Sozio                               Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameMTech Acquisition Holdings Inc.
                                                            and Services
March 11, 2019 Page 2
cc:       Tamar Donikyan, Esq.
FirstName LastName